China Unitech Group, Inc.
1-D-1010, Yuanjing Park,
Long Xiang Road
Long Gang District, Shenzhen
Guangdong Province, P.R. China
518117

August 23, 2010

By EDGAR Transmission
Lisa Sellars
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Unitech Group, Inc.
Form 8-K
Filed July 9, 2010
File No. 0-52832

Dear Ms. Sellars:

On behalf of China Unitech Group, Inc. (“China Unitech” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 16, 2010, providing the Staff’s comments with respect to the above referenced Form 8-K.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 8-K Filed July 9, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 35

1.

Please revise your narrative analysis of cash flows to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information seen on the face of your cash flow statement in future filings. Refer to Section IV of our Release 33-8350.

China Unitech Response:

The Company has amended its Form 8-K disclosure regarding Liquidity and Capital Resources in response to this comment.

Critical Accounting Policies, page 37

2.

We note that your critical accounting policies generally provide the same information as Note 2 to your financial statements. We remind you that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. Please revise future filings as appropriate.

China Unitech Response:

In future filings we will revise the discussion of our critical accounting policies to focus on the assumptions and uncertainties that underlie our critical accounting estimates. We will also address, when appropriate, both a qualitative and quantitative analysis of the sensitivity of reported results to changes in our assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 53

3.

We note you have disclosed that there was no change in accountants. However, it appears that your reverse merger resulted in a change in independent accountants. In this regard, unless the same independent accountant reported on the most recent financial statements or both the registrant and the accounting acquirer, we would consider a reverse acquisition to result in a change in accountants. Please file an Item 4.01 Form 8- K to provide the required disclosures.

China Unitech Response:

The Company will disclose change of auditors in the Current Report on Form 8-K/A to be filed on August 23, 2010.

Financial Statements for the year Ended December 31, 2009, page F-1

4.

Please explain to us why your disclosures elsewhere in this Form 8-K and your Share Exchange Agreement state that you acquired Classic Bond Development Limited (Classic Bond) in a reverse acquisition, but the financial statements you provided in this Form 8-K are those of Shenzhen Junlong Culture Communication Co., Ltd. (Junlong) instead of the accounting acquirer Classic Bond. Specifically, please describe to us in detail how the financial statements provided differ from the consolidated financial statements of Classic Bond and its subsidiaries for these periods, including the financial statements of Classic Bond’s predecessors for the periods before Classic Bond’s acquisition of Shenzhen Zhonghefangda Network Technology Co., Ltd. We assume that at a minimum, the consolidated financial statements of Classic Bond and its subsidiaries would have different equity accounts and earnings per share than those currently presented, and we assume there may also be certain assets, liabilities and operations recorded on Classic Bond’s books in the periods following its inception that do not appear in the stand-alone financial statements of Junlong.

China Unitech Response:

Classic Bond Development Limited (“Classic Bond” or the “Company”) was incorporated on November 2, 2009 in the British Virgins Islands (“BVI”) with 50,000 authorized common stock with no par value. On November 2, 2009, 50,000 common stock at $0.129 (HK$1) each were issued for cash at $6,452 (HK$50,000) to several shareholders including Mr. Guo Dishan who is the 65% equity interest shareholder and the sole director of the Company. During the reporting periods, it acted as an investment holding company only and did not have any other activities.

On June 23, 2010, the Company further issued 1,950,000 shares of common stock to 42 individuals to raise fund of $84,093 (HK$651,721) for 651,721 shares and 1,308,954 shares associated with the reorganization of the Company at a value of $167,519 (HK$1,308,954) which is reflected as contributed capital by existing shareholders of Junlong. At June 30, 2010 and December 31, 2009, 2,000,000 and 50,000 shares of common stock were issued and outstanding.

The Company is in the business of operations of internet café, throughout the Lungang District of Shenzhen in the Province of Guangdong of People's Republic of China ("PRC"). The Company conducts its operations through the following subsidiaries: (a) a wholly-owned subsidiary of the Company located in the PRC: Shenzhen Zhonghefangda Network Technology Co., Ltd. (“Zhonghefangda”) and (b) an entity located in the PRC: Shenzhen Junlong Culture Communication Co., Ltd. (“Junlong’), which is controlled by the Company through contractual arrangements between Zhonghefangda and Junlong, as if Junlong were a wholly-owned subsidiary of the Company.

Reorganization

On June 11, 2010, to protect the Company’s shareholders from possible future foreign ownership restrictions, Zhonghefangda and Junlong entered into a series of agreements. Under these agreements Zhonghefangda obtained the ability to direct the operations of Junlong and to receive a majority of the residual returns. Therefore, management determined that Junlong became a variable interest entity (“VIE”) under the provisions of Financial Accounting Standards Board (“FASB”) ASC 810-10 and Zhonghefangda was determined to be the primary beneficiary of Junlong. Accordingly, beginning June 11, 2010, Zhonghefangda is able to consolidate the assets, liabilities, results of operations and cash flows of Junlong in the financial statements. Because the legal representatives and ultimate major shareholder of Zhonghefangda and Junlong is the same person, Mr. GouDishan, Zhonghefangda and Junlong were deemed, until June 11, 2010, to be under the common control.

On June 10, 2010, Classic Bond formed Shenzhen Zhonghefangda Network Technology Co., Ltd. (“Zhonghefangda”) and Mr. Gou Dishan is the legal representative of Zhonghefangda and thereafter Zhonghefangda became a wholly owned subsidiary of Classic Bond and the reorganization was completed.

There is no minority interest as all the shareholders of Junlong are also the shareholders of Classic Bond. The controlling shareholder, Mr. Gou Dishan, of Classic Bond, Zhonghefangda and Junlong before and after the reorganization is the same, therefore such reorganization has been accounted for as a reorganization of entities under common control, resulting in a recapitalization of Junlong whereby the historical financial statements and operations of Zhonghefangda and Junlong become the historical financial statements of Classic Bond, with no adjustment to the carrying value of their assets and liabilities.

Shenzhen Zhonghefangda Network Technology Co., Ltd. (“Zhonghefangda”)

Zhonghefangda , Classic Bond’s wholly-owned subsidiary, was incorporated in People’s Republic of China (“PRC”) on June 10, 2010 with registered capital of $129,032 (HK$1 million), therefore, Zhonghefangda did not have activities as of December 31, 2009. Zhonghefangda is engaged in provision of management and consulting services after Zhonghefangda signed the exclusive management and consulting services agreement with Junlong on June 11, 2010. As a result, Zhonghefangda should be deemed to control Junlong as a Variable Interest Entity and should be consolidated in the accompanying financial statements.

Shenzhen Jun Long Culture Communication Co., Ltd. (“Junlong”),

Junlong is a Chinese enterprise organized in the People’s Republic of China (“PRC”) on December 26, 2003 in accordance with the Laws of the People’s Republic of China with the registered capital of $0.136 million (equivalent to RMB 1 million). In 2001, the Chinese government imposed higher capital (RMB 10 million for any regional internet café chain and RMB 50 million for any national internet café chain) and facility requirements for the establishment of internet cafes. On August 19, 2004, Junlong was granted approval from Shenzhen Municipal People’s Government to increase its registered capital by $1,230,500 from $136,722 to $1,367,222 million (increased by RMB 9 million, from RMB 1 million to RMB 10 million) The capital verification process has been completed.

Exclusive Management and Consulting Agreement

On June 11, 2010, Zhonghefangda signed an exclusive management and consulting services agreement with Junlong. Pursuant to the agreement, Zhonghefangda agreed to provide management and consulting services to Junlong, upon request, in connection with the operation of the business. The agreement provides that, as compensation for its services provided to Junlong, Zhonghefangda will have the right to receive the aggregate net profit of Junlong for a period of twenty (20) years and for succeeding periods of the same duration until terminated by both parties under agreed conditions. Zhonghefangda will reimburse to Junlong the full amount of any net losses incurred by Junlong during the term of this agreement. As a result of entering into the exclusive management and consulting agreement, Zhonghefangda should be deemed to control Junlong as a Variable Interest Entity and should be consolidated in the accompanying financial statements.

Zhonghefangda’s VIE relationship of Junlong and as entities under common control would present the historical consolidated financial statements of these entities. At the dates required to be presented in the Form 8-k, the contractual relationship did not exist to present the consolidated financial statements.

We have revised 8-k to expand disclosure of the above details of the transactions that ultimately resulted in the consolidation of the above entities. We have revised the pro forma statements to reflects these transactions.

Pro-forma balance sheet of Classic Bond as of December 31, 2009

			Consolidated
	Classic Bond	Junlong	Classic Bond
	December 31,	December 31,	December 31,
	2009	2009	2009
	Unaudited	Unaudited	Unaudited

ASSETS
Current assets:

Cash and cash equivalents	$6,452	$3,055,404	$3,061,856
Restricted cash		1,645,411	1,645,411
Rental deposit		144,504	144,504
Equipment deposit		81,217	81,217
Inventory		204,971	204,971

Total current assets	6,452	5,131,507	5,137,959

Plant and equipment, net		3,572,696	3,572,696

Total assets	$6,452	$8,704,203	$8,710,655
LIABILITIES AND
STOCKHOLDERS’ EQUITY
Current liabilities:
Short term loan		$146,259	$146,259
Accounts payable		33,979	33,979
Deferred revenue		775,985	775,985
Payroll and payroll related liabilities		124,390	124,390
Income and other taxes payable		525,470	525,470
Accrued expenses		43,126	43,126
Amount due to a director		5,162	5,162

Total current liabilities	-	1,654,371	1,654,371

Stockholders' Equity:
Common stock, authorized 2,000,000 shares, issued and outstanding 2,000,000	6,452	1,367,222	1,373,674

Additional Paid-In-Capital		-	-
Statutory reserves		718,744	718,744
Retained earnings		4,752,871	4,752,871
Accumulated other comprehensive income		210,995	210,995

Total stockholders’ equity	6,452	7,049,832	7,056,284
Total liabilities and stockholders’ equity	$6,452	$8,704,203	$8,710,655

Pro-forma balance sheet of Classic Bond for the year ended December 31, 2009

			Consolidated
	Classic Bond	Junlong	Classic Bond
	year ended	year ended	year ended
	December 31,	December 31,	December 31,
	2009	2009	2009

Revenue	$-	$14,038,931	$14,038,931

Cost of revenue
Depreciation	-	1,276,415	1,276,415
Salary	-	830,944	830,944
Rent	-	814,954	814,954
Utility	-	1,367,545	1,367,545
Business tax and surcharge	-	3,319,554	3,319,554
Others	-	800,115	800,115.00
	-	8,409,527	8,409,527

Gross profit	-	5,629,404	5,629,404
Operating Expenses
Selling expenses	-	-	-
General and administrative expenses		166,141	166,141
Total operating expenses	-	166,141	166,141

Income from operations	-	5,463,263	5,463,263

Non-operating income (expenses)
Interest expenses	-	(819)	(819)
Other expenses	-	(5,733)	(5,733)
			-
Total other income (expenses)	-	(6,552)	(6,552)

Net income before income taxes	-	5,456,711	5,456,711
Income taxes	-	1,068,262	1,068,262

Net income	$-	$4,388,449	$4,388,449

Other comprehensive income			-
Foreign currency translation	-	8,958	8,958
Comprehensive income	$-	$4,397,407	$4,397,407

Weighted average Common Stock outstanding			2,000,000

Income per share			$2.19

Footnote 18. Segment Information, page F-18

5.

Please note that the FASB Accounting Standards Codification became effective for financial statements for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

China Unitech Response:

In future filings we will revise the references to our accounting policies to the FASB Accounting Standards Codification.

Financial Statements for the Three Months ended March 31, 2010, page F-19

6.

Please refer to comment 8 at the end of this letter. Since the reverse acquisition with Classic Bond did not occur until July 2010, the first periodic report that you should file containing the financial statements of Classic Bond is the Form 10-Q for the nine months ended September 30, 2010. Since your current Form 8-K only provides interim financial statements through March 31, 2010, please amend this Form 8-K to provide interim financial statements though June 30, 2010 to provide your investors with the same current financial information for Classic Bond as if you had registered Classic Bond’s shares on a Form 10. When you update the historical financial statements to June 30, 2010, you should similarly update the pro forma financial statements contained in this Form 8-K.

China Unitech Response: We have amended the Form 8-K to provide interim financial statements and pro forma financial statements though June 30, 2010.

Unaudited Pro Forma Combined Financial Data, page F-36

7.

Please amend to provide pro forma income statements for the most recent fiscal year and the subsequent interim period. Refer to Item 9.01(b)(3) of Form 8-K and Article 11 of Regulation S-X. Please ensure that these pro forma income statements and the related pro forma earnings per share include the results of both Junlong and China Unitech Group, Inc. (China Unitech).

China Unitech Response:

We have amended the pro forma information as required by Regulation S-X.

Form 10-K for the Year Ended June 30, 2010

8.

Please confirm to us that you intend to file a Form 10-K for the year ended June 30, 2010 for the development stage company China Unitech by the appropriate deadline. In this regard, as the reverse acquisition with Classic Bond did not occur until July 2, 2010, it is a subsequent event to the June 30, 2010 financial statements of China Unitech and should be described in a subsequent events footnote, but it does not change the historical financial statements to be presented within the June 30, 2010 Form 10-K.

China Unitech Response:

We will file the Form 10K for the year ended June 30, 2010 by the filing deadline and disclose the reverse acquisition and the subsequent events footnote.

On behalf of the Company, we hereby acknowledge that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

China Unitech Group, Inc.

By:/s/ Dishan Guo
Dishan Guo

Chief Executive Officer

Copies to: Louis A. Bevilacqua, Esq.
                   Liu Fang, Esq.
                   Deina Walsh